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                                   EXHIBIT 11

                 STATEMENT RE: COMPUTATION OF PER SHARE EARNINGS

Earnings per share ("EPS") is calculated on a Basic EPS and Diluted EPS basis. Basic EPS excludes dilution and is computed by dividing income available to common shareholders (the numerator) by the weighted-average number of common shares outstanding (the denominator) during the period. Income available to common shareholders is Net Income in the table below and as reported in Bancorp's income statement. No adjustments were required to net income for any EPS calculations.

Diluted EPS is calculated by adjusting the denominator for all dilutive potential common shares that were outstanding during the period. Bancorp had stock options outstanding during the periods presented below which had a dilutive effect on EPS. Therefore, the number of additional common shares that would have been outstanding if the options had been exercised is added to the denominator to arrive at the dilutive number of shares.

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

(DOLLARS IN THOUSANDS)             For the Three Months Ended March 31,
                                   ------------------------------------
                                             1999        1998
                                         -----------  ----------
Net income                               $    4,180   $    4,189
                                         -----------  ----------
                                         -----------  ----------
Basic EPS
     Shares                               8,714,829    8,639,374
     EPS                                 $     0.48   $     0.48

Dilutive shares
     Stock options                           62,072      106,620
     EPS                                         --           --

Diluted EPS
     Shares including options             8,776,901    8,745,994

     EPS                                 $     0.48   $     0.48

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